ferrovial For a world on the move Ferrovial N.V. & Subsidiaries Unaudited Operating Results Report January - September 2026

DISCLAIMER This report has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this report, you acknowledge that you have read and understood the following statements. Neither this report nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this report, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require. Neither this report nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements . This report contains forward-looking statements. Any express or implied statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, Company and joint venture project performance and completion estimates, order book, and pipeline assets, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results or performance and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results or performance, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this report or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, macroeconomic and demographic factors, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this report speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this report are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this report has been derived from industry or other third-party sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this report has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures and Non-IFRS Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this report may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure and they may be, and in some cases are used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this report are being provided for informative purposes only and should not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. We believe, these are generally consistent with the main indicators used by the community of analysts and investors in the capital markets, however, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in the Company’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2025. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov. This report contains inside information within the meaning of article 7(1) of the Regulation (EU) Nº 596/2014, of the European Parliament and of the Council, of 16 April 2014, on market abuse.

Ferrovial Operating Results January - September 2026

OPERATING HIGHLIGHTS

- **Ferrovial posted strong 9M 2026 results,** underpinned by the robust performance of its U.S. Managed Lanes and a solid contribution from Construction, resulting in **double-digit like-for-like (LfL) growth in revenue and Adjusted EBITDA. Revenue** reached EUR 7,402 million, increasing +7.1% in reported terms and +10.8% in LfL, primarily driven by higher revenue from Highways (+11.0% reported, +14.7% LfL vs. 9M 2025) and higher contribution from Construction (+7.6% reported, +9.1% LfL growth). **Adjusted EBITDA** amounted to EUR 1,210 million, up by +17.4% reported and +21.8% in LfL terms, highlighting the higher contribution from Highways (+8.7% reported and +12.4% LfL), particularly U.S. Highways, which delivered EUR 800 million of adjusted EBITDA (+9.6% reported and +13.7% LfL) as well as Construction (+23.1% reported and +23.9% LfL). Construction delivered a solid performance reaching 4.1% adjusted EBIT margin in 9M 2026.
- **407 ETR's (equity-accounted)** traffic decreased by -1.7% in 9M 2026, due to slower economic growth, unfavorable weather and a decrease in rehabilitation construction activity on alternative highways. Revenue reached CAD 1,790 million in 9M 2026 (+18.4% vs 9M 2025). EBITDA increased by +21.0% in 9M 2026, with lower Schedule 22 provision (CAD 12.6 million in 9M 2026 vs CAD 35.4 million in 9M 2025).
- All **Managed Lanes** posted double-digit revenue per transaction growth in 9M 2026, significantly outpacing U.S. inflation (+2.7%): NTE +17.1%, NTE 35W +15.6% & LBJ +12.0%. This metric grew by +11.0% at I-77 & +10.0% at I-66, where no price cap is in place.
- **Airports:** New Terminal One (JFK) continued implementing its remedial plan with March 2027 remains as Phase A DBO, which is subject to, among other factors, contractor fulfillment of the remediation plan submitted to the Authority.
- **Construction** delivered solid revenue growth (+7.6% reported, +9.1% LfL vs. 9M 2025) and strong profitability, reaching a 4.1% adjusted EBIT margin for 9M 2026. Healthy order book remained at an all-time high of EUR 18,994 million (+8.2% LfL growth vs Dec. 2025), excluding approximately EUR 8,745 million of pre-awarded contracts, including Tennessee's I-24 Choice Lanes project.
- **Solid financial position** with ex-infrastructure project companies liquidity levels reaching EUR 5,071 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -1,660 million, including dividends collected from projects (EUR 604 million), Construction operating cash flow (ex-tax payments, ex-dividend) (EUR 591 million), cash dividends and treasury share purchases (EUR -461 million), and investments (EUR -231 million).

CORPORATE HIGHLIGHTS

- In April 2026, Ferrovial completed the disposal of its 22.5% interest in Riverlinx Holdings Limited, the entity owning the Silvertown Tunnel (UK). The transaction amounted to EUR 40 million and resulted in the recognition of a capital gain of EUR 8 million.
- In May 2026, Ferrovial completed the disposal of its shareholding in Transchile Charrúa Transmisión S.A. The net proceeds from the transaction amounted to EUR 38 million and generated a capital gain of EUR 22 million.
- In August 2026, Ferrovial consortium was selected to deliver Tennessee's I-24 Southeast Choice Lanes. In September 2026, the consortium reached commercial close with the Tennessee Department of Transportation.
- In October 2026, Ferrovial consortium was selected to deliver the D35 Highway PPP project in the Czech Republic.
- In October 2026, Ferrovial consortium was selected to deliver Georgia's I-285 East Express Lanes.

MAIN OPERATING FIGURES

(EUR million)	Q3 26	Q3 25	9M 26	9M 25
Revenue	**2,701**	**2,443**	**7,402**	**6,912**
Adjusted EBITDA*	**464**	**376**	**1,210**	**1,031**
Fixed asset depreciation	-132	-115	-387	-339
Adjusted EBIT*	**332**	**260**	**823**	**691**
Disposals & impairments	-3	-1	25	274
Operating profit/(loss)	329	260	848	966

REVENUE

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Highways	394	345	14.1%	1,134	1,021	11.0%	14.7%
Airports	40	48	-15.9%	73	85	-14.4%	-13.9%
Construction	2,132	1,967	8.4%	5,832	5,420	7.6%	9.1%
Energy	145	82	76.1%	347	224	54.8%	35.0%
Other	-9	1	n.s.	18	162	-89.1%	108.3%
Revenue	**2,701**	**2,443**	**10.6%**	**7,402**	**6,912**	**7.1%**	**10.8%**

ADJUSTED EBITDA*

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Highways	286	255	12.2%	816	751	8.7%	12.4%
Airports	26	28	-6.8%	30	33	-8.0%	-9.2%
Construction	160	120	33.3%	383	311	23.1%	23.9%
Energy	17	-2	n.s.	20	-4	n.s.	n.s.
Other	-25	-25	0.1%	-39	-60	34.0%	46.4%
Adjusted EBITDA*	**464**	**376**	**23.5%**	**1,210**	**1,031**	**17.4%**	**21.8%**

ADJUSTED EBIT*

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Highways	225	196	14.7%	619	570	8.7%	12.6%
Airports	16	17	-8.0%	12	13	-6.3%	-9.4%
Construction	109	83	31.3%	239	202	18.5%	18.7%
Energy	12	-6	n.s.	5	-15	135.4%	152.7%
Other	-29	-30	3.3%	-52	-79	33.4%	40.7%
Adjusted EBIT*	**332**	**260**	**27.8%**	**823**	**691**	**19.1%**	**24.2%**

CONSOLIDATED NET DEBT*

(EUR million)	SEP-26	DEC-25
Consolidated Net Debt of ex-infrastructure project companies*	**-1,660**	**-1,341**
Consolidated Net Debt of infrastructure project companies*	**7,590**	**7,234**
Highways	6,958	6,787
Other	631	447
Consolidated Net Debt*	**5,929**	**5,893**

TRAFFIC PERFORMANCE

	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
407 ETR**	777.7	836.8	-7.1%	2,066.7	2,102.5	-1.7%
NTE ***	9.2	9.4	-2.5%	26.9	27.5	-2.2%
LBJ ***	12.7	12.0	5.6%	36.1	34.8	3.9%
NTE 35W***	13.3	13.4	-1.1%	39.0	39.1	-0.2%
I-77***	10.0	10.5	-5.3%	29.8	31.5	-5.2%
I-66***	9.5	9.2	4.1%	27.5	25.7	7.0%
Dalaman****	2.7	2.7	-0.9%	4.5	4.7	-4.0%

*Million of **VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

DIVIDENDS

(EUR million)	9M 26	9M 25
Highways	545	324
Airports	5	27
Construction	0	0
Energy	50	54
Other	4	2
Total	**604**	**406**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures. Differences between reported and like-for-like growth figures are mainly driven by foreign exchange translation effects.*

1

Highways EUR 1,134 million EUR 816 million REVENUE ADJ. EBITDA* +14.7% LfL growth* +12.4% LfL growth* 88% 9%1%3% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%, EQUITY-ACCOUNTED) The financial information presented herein for 9M 2026 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for 9M 2026, published on October 21, 2026. TRAFFIC Q3 26 Q3 25 VAR. 9M 26 9M 25 VAR. Avg trip length (km) 24.7 24.5 0.8% 23.4 23.3 0.4 % Traffic/trips (million) 31.5 34.1 -7.6% 88.2 90.1 -2.1 % VKTs (million) 777.7 836.8 -7.1% 2,066.7 2,102.5 -1.7 % Avg Revenue per trip (CAD) 21.34 16.96 25.8% 20.14 16.69 20.7 % VKTs (Vehicle kilometers travelled) In Q3 2026, VKTs decreased by -7.1% vs. Q3 2025, due to a decrease in customers enrolled in 407 ETR driving offers reflecting a more targeted approach, slower economic growth, unfavorable weather, the timing of holidays and a decrease in rehabilitation construction on alternative highways. In 9M 2026, VKTs decreased by -1.7% vs. 9M 2025, due to slower economic growth, unfavorable weather and a decrease in rehabilitation construction activity on alternative highways. Traffic (VKTs) & EBITDA performance vs. 2025: 8.2% -2.7% -7.1% -1.7% 25.4% 23.7% 15.8% 21.0% VKTs EBITDA Q1 Q2 Q3 9M MAIN OPERATING FIGURES (CAD million) Q3 26 Q3 25 VAR. 9M 26 9M 25 VAR. Revenue 682 578 18.0% 1,790 1,511 18.4 % EBITDA 600 518 15.8% 1,552 1,283 21.0 % EBITDA margin 87.9% 89.6% 86.7% 84.9 % EBIT 572 490 16.8% 1,469 1,201 22.4 % EBIT margin 83.8% 84.7% 82.1% 79.5 % Revenue was up by +18.0% compared to Q3 2025, reaching CAD 682 million, and +18.4% compared to 9M 2025, reaching CAD 1,790 million. • Toll revenue (94.6% of total in 9M 2026): +18.6% to CAD 1,694 million, primarily due to higher toll rates effective January 1, 2026. • Fee revenue (4.6% of total in 9M 2026): -0.6% to CAD 82 million, due to the removal of tolls on Highway 407 East, which resulted in the end of service fee revenue effective June 1, 2025. This was offset by higher lease and account fees due to higher rates and higher volumes. • Contract revenue (0.8% of total in 9M 2026): driven by works related to the de-tolling of Highway 407 East (CAD 14 million in 9M 2026). (CAD million) Q3 26 Q3 25 VAR. 9M 26 9M 25 VAR. Toll Revenue 639 551 16.0% 1,694 1,429 18.6 % Fee Revenue 32 27 20.1% 82 83 -0.6 % Contract Revenue 10 0 n.a. 14 0 n.a. Total Revenue 682 578 18.0% 1,790 1,511 18.4 % OPEX increased by +36.8% vs Q3 2025 and by +4.2% vs. 9M 2025. • Schedule 22 Payment in Q3 2026 was higher vs Q3 2025 due to the recovery recorded in 2025. Lower Schedule 22 Payment expense in 9M 2026 (CAD 12.6 million) vs 9M 2025 (CAD 35.4 million), due to more effective driving offers expected for 2026. • Higher customer operations costs as a result of a higher provision for lifetime expected credit loss for certain historical delinquent accounts coupled with higher collections costs due to higher recovery from collections agencies. • Higher highway operations costs due to higher winter maintenance costs as a result of unfavorable weather conditions. • Higher system operations costs due to certain strategic initiatives and higher cloud usage and investment in system enhancements to support customer satisfaction and targeted customer engagement, as well as general inflationary increases across software and support contracts. EBITDA was +15.8% vs. Q3 2025 and +21.0% vs. 9M 2025, mainly due to higher revenues. EBITDA margin in Q3 2026 decreased vs Q3 2025 as a result of a downward revision to the estimated Schedule 22 Payment expense for 2025. Dividends 9M 26 9M 25 VAR. CAD million (100%) 1,050 450 133.3 % EUR million (% FER) 315 132 138.0 % At the October 2026 Board meeting, a CAD 1,050 million dividend was approved for Q4 2026 (vs. CAD 1,050 million dividend in Q4 2025). Including the dividend approved in October 2026, the total dividend amounted to CAD 2,100 million. Net debt: CAD 10,859 million (average cost of 4.37%) in September 2026 vs. CAD 10,510 million in December 2025. 62% of debt matures beyond 2038. Upcoming debt maturity dates include CAD 399 million in 2026, CAD 378 million in 2027 and CAD 379 million in 2028. 407 ETR DEBT MATURITY PROFILE (CAD MILLION) Senior Bonds Subordinated Bonds Junior Bonds 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 56 0 200 400 600 800 1000 On April 7, 2026, 407 ETR issued a total of CAD 1,000 million Senior Bonds: Series 26-A1 Notes (CAD 500 million at 4.48%) and Series 26-A2 Notes (CAD 500 million at 5.06%). Net proceeds in respect of the Notes will be used (i) to repay existing debt, (ii) to fund a series reserve account for the Notes, and (iii) for general corporate purposes. 407 ETR CREDIT RATING Senior Debt Junior Debt Subordinated Debt Outlook S&P A A- BBB Stable DBRS A A low BBB Stable SCHEDULE 22 407 ETR recorded a CAD 12.6 million Schedule 22 Payment expense for 9M 2026, which will be payable to the Province in 2027. At the end of each reporting period, 407 ETR’s management prepares an estimate of the Schedule 22 Payment for the calendar year (Schedule 22 Payment Estimate). The Schedule 22 Payment for Q3 2026 is determined by allocating the Schedule 22 Payment Estimate for 2026, on the basis of dividing the toll revenues of 9M 2026 over the total estimated toll revenues for 2026, less the Schedule 22 Payment expense for Q1 2026 and Q2 2026. The Schedule 22 Payment expense for each quarter of 2026 will fluctuate due to the seasonal nature of the business and the amount of Schedule 22 Payment expense (or recovery) recorded in the previous quarters of 2026. 407 ETR TOLL RATES 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2026. For further details on 407 ETR’s toll rates, please visit 407etr.com. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures FERROVIAL 9M 2026 OPERATING RESULTS 2

FERROVIAL 9M 2026 OPERATING RESULTS

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, GLOBALLY CONSOLIDATED)

Traffic decreased by -2.5% vs. Q3 2025 and -2.2% vs. 9M 2025, impacted by the Capacity Improvement construction works.

(USD million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Transactions (million)	9.2	9.4	-2.5%	26.9	27.5	-2.2%
Avg. revenue per transaction (USD)	9.8	8.6	13.8%	10.0	8.5	17.1%
Revenue	91	81	12.1%	271	236	14.8%
Adjusted EBITDA*	77	71	7.8%	230	205	12.3%
Adjusted EBITDA margin*	84.2%	87.6%		85.0%	86.9%	
Adjusted EBIT*	71	63	13.1%	201	179	12.2%
Adjusted EBIT margin*	77.6%	77.0%		74.2%	75.9%	

The average **revenue per transaction** reached USD 9.8 in Q3 2026 (+13.8% vs. Q3 2025) and USD 10.0 in 9M 2026 (+17.1% vs. 9M 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification. Additionally, there was a higher number of Mandatory Mode events[1] vs. 9M 2025.

NTE ADJUSTED EBITDA EVOLUTION (USD MILLION)


57
65
65
71
77
88.4%
86.9%
88.4%
87.6%
84.2%
Q3 22
Q3 23
Q3 24
Q3 25
Q3 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 3.3 million of **revenue sharing** for Q3 2026 (USD 1.3 million in Q3 2025), reaching USD 9.8 million for 9M 2026 (USD 4.0 million in 9M 2025). Excluding revenue sharing, adjusted EBITDA margin would stand at 87.8% in Q3 2026 (vs. 89.2% in Q3 2025), with the lower margin mainly driven by the timing of certain transaction fees, which shifted from Q2 to Q3.

Dividends

	9M 26	9M 25	VAR.
USD million (100%)	118	108	9.3%
EUR million (% FER)	64	60	6.2%

NTE net debt reached USD 1,564 million in September 2026 (USD 1,480 million in December 2025) with an average cost of 4.46%.

NTE Capacity Improvements began in late 2023 and were completed four months ahead of schedule, opening to traffic on September 25, 2026. Two additional ramp projects were approved later and remain under construction.

CREDIT RATING

	PAB	Bonds	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Positive

LBJ (54.60%, GLOBALLY CONSOLIDATED)

In Q3 2026, traffic increased by +5.6% vs. Q3 2025, following the completion of the I-635 feeder corridor driving higher usage of the LBJ Express.

In 9M 2026, traffic rose by +3.9% compared to 9M 2025, despite the impact of construction works of adjacent projects.

(USD million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Transactions (million)	12.7	12.0	5.6%	36.1	34.8	3.9%
Avg. revenue per transaction (USD)	5.9	5.3	12.5%	5.8	5.2	12.0%
Revenue	76	64	18.9%	211	181	16.3%
Adjusted EBITDA*	63	54	17.2%	176	152	15.9%
Adjusted EBITDA margin*	83.5%	84.7%		83.6%	83.9%	
Adjusted EBIT*	55	45	24.1%	147	125	17.0%
Adjusted EBIT margin*	73.4%	70.3%		69.5%	69.1%	

The average **revenue per transaction** reached USD 5.9 in Q3 2026 (12.5% vs. Q3 2025) and USD 5.8 in 9M 2026 (+12.0% vs 9M 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification.

LBJ ADJUSTED EBITDA EVOLUTION (USD MILLION)


34
42
48
54
63
81.9%
84.2%
83.5%
84.7%
83.5%
Q3 22
Q3 23
Q3 24
Q3 25
Q3 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Lower adjusted EBITDA margin in Q3 2026 vs Q3 2025 affected by higher insurance and IT costs.

Dividends

	9M 26	9M 25	VAR.
USD million (100%)	61	52	17.3%
EUR million (% FER)	29	25	12.6%

LBJ net debt was USD 1,997 million in September 2026 (USD 2,036 million in December 2025) with an average cost of 4.04%.

CREDIT RATING

	PAB	TIFIA	Bonds	Outlook
Moody's	Baa1	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	BBB+	Stable

[1] Mandatory Mode events occur when tolls are forced to be above the soft cap to guarantee a minimum level of service.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

3

FERROVIAL 9M 2026 OPERATING RESULTS

NTE 35W (53.67%, GLOBALLY CONSOLIDATED)

Traffic decreased by -1.1% vs. Q3 2025 and by -0.2% vs. 9M 2025, impacted by capacity constraints starting to occur in certain sections of the Managed Lanes due to high congestion levels.

(USD million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Transactions (million)	13.3	13.4	-1.1%	39.0	39.1	-0.2%
Avg. revenue per transaction (USD)	7.9	7.0	12.5%	7.9	6.8	15.6%
Revenue	106	95	12.4%	310	268	15.8%
Adjusted EBITDA*	86	79	8.9%	251	218	15.1%
Adjusted EBITDA margin*	80.9%	83.5%		81.0%	81.5%	
Adjusted EBIT*	72	68	6.5%	210	184	13.7%
Adjusted EBIT margin*	67.9%	71.6%		67.6%	68.9%	

The average **revenue per transaction** reached USD 7.9 in Q3 2026 (+12.5% vs. Q3 2025) and USD 7.9 in 9M 2026 (+15.6% vs 9M 2025), positively impacted by favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification. Additionally, there was a higher number of Mandatory Mode events[1] vs. 9M 2025.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD MILLION)



38
58
68
79
86
86.5%
87.4%
84.7%
83.5%
80.9%
Q3 22
Q3 23
Q3 24
Q3 25
Q3 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 7.7 million of **revenue sharing** for Q3 2026 (USD 4.9 million in Q3 2025), reaching USD 23.5 million for 9M 2026 (USD 14.8 million in 9M 2025). Excluding revenue sharing, adjusted EBITDA margin would have been in line with Q3 2025.

Dividends

	9M 26	9M 25	VAR.
USD million (100%)	143	99	44.4%
EUR million (% FER)	66	47	38.9%

NTE 35W net debt reached USD 1,607 million in September 2026 (USD 1,639 million in December 2025) with an average cost of 5.34%. On June 25, 2026, NTE 35W used the proceeds from the issuance of the 2025C Bonds to fully repay its TIFIA loan.

CREDIT RATING

	PAB	Bonds	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Stable

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, GLOBALLY CONSOLIDATED)

Traffic rose by +4.1% vs. Q3 2025 and +7.0% vs. 9M 2025, driven by increased traffic in the corridor.

(USD million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Transactions (million)	9.5	9.2	4.1%	27.5	25.7	7.0%
Avg. revenue per transaction (USD)	9.5	8.5	12.5%	9.2	8.4	10.0%
Revenue	95	81	17.4%	265	225	17.7%
Adjusted EBITDA*	76	66	14.1%	215	182	18.1%
Adjusted EBITDA margin*	79.6%	81.9%		81.1%	80.8%	
Adjusted EBIT*	50	45	12.9%	139	118	17.6%
Adjusted EBIT margin*	53.1%	55.2%		52.6%	52.6%	

The average **revenue per transaction** reached USD 9.5 in Q3 2026, +12.5% vs. Q3 2025 and USD 9.2 in 9M 2026 (+10.0% vs. 9M 2025), impacted by higher toll rates.

I-66 ADJUSTED EBITDA EVOLUTION (USD MILLION)



38
49
66
76
78.2%
78.2%
81.9%
79.6%
Q3 23
Q3 24
Q3 25
Q3 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Lower adjusted EBITDA margin in Q3 2026 vs Q3 2025 was mainly due to a higher provision for doubtful accounts related to video transactions.

Dividends

	9M 26	9M 25	VAR.
USD million (100%)	80	64	25.0%
EUR million (% FER)	38	32	20.5%

I-66 net debt reached USD 1,690 million in September 2026 (USD 1,748 million in December 2025) with an average cost of 3.58%.

CREDIT RATING

	PAB	TIFIA	Outlook
Moody's	Baa3	Baa3	Positive
FITCH	BBB+	BBB+	Positive

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, GLOBALLY CONSOLIDATED)

In Q3 2026, traffic decreased by -5.3% vs. Q3 2025, mainly due to heavy vehicles shifting traffic to alternative routes (I-85 and I-95), increasing available corridor capacity, along with lower travel during summer months, showing fewer leisure trips in Q3.

In 9M 2026, traffic decreased by -5.2% vs. 9M 2025, due to the reasons mentioned above.

(USD million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Transactions (million)	10.0	10.5	-5.3%	29.8	31.5	-5.2%
Avg. revenue per transaction (USD)	3.4	3.1	9.6%	3.4	3.0	11.0%
Revenue	35	33	3.6%	102	96	5.4%
Adjusted EBITDA*	19	21	-7.4%	57	60	-6.1%
Adjusted EBITDA margin*	56.3%	63.0%		55.6%	62.4%	
Adjusted EBIT*	16	18	-12.1%	46	51	-9.5%
Adjusted EBIT margin*	45.1%	53.2%		45.2%	52.7%	

The average **revenue per transaction** reached USD 3.4 in Q3 2026, +9.6% vs. Q3 2025 and USD 3.4 in 9M 2026, +11.0% compared to 9M 2025, positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD MILLION)



11
17
18
21
19
65.1%
72.0%
67.0%
63.0%
56.3%
Q3 22
Q3 23
Q3 24
Q3 25
Q3 26
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 7.6 million in **revenue sharing** for Q3 2026, **including revenue share from extended vehicles,** compared to USD 5.4 million in Q3 2025. Revenue sharing including extended vehicles sharing totaled USD 23.2 million for 9M 2026 (vs. USD 15.7 million in 9M 2025). Adjusted EBITDA was negatively impacted by the increase in revenue share resulting from a step-up in the revenue-share band, moving from the 25% band to the 50% band. This negative impact on adjusted EBITDA is largely a first-year effect and is expected to normalize over time as revenues grow within the new band. Excluding revenue sharing, Adjusted EBITDA margin would have remained broadly in line with Q3 2025.

Dividends

	9M 26	9M 25	VAR.
USD million (100%)	18	22	-18.2%
EUR million (% FER)	11	14	-20.7%

I-77 net debt was USD 447 million in September 2026 (USD 465 million in December 2025) with an average cost of 6.24%.

CREDIT RATING

	PAB	USPP NOTES	Outlook
FITCH	BBB+	BBB+	Stable
DBRS	BBB	BBB	Stable

[1] Mandatory Mode events occur when tolls are forced to be above the soft cap to guarantee a minimum level of service.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

4

FERROVIAL 9M 2026 OPERATING RESULTS

IRB (INDIA)

Ferrovial's nine months consolidated financial statements only include IRB's and IRB Infrastructure Trust's contribution for the first half of the year (January to June, six months).

IRB INFRASTRUCTURE DEVELOPERS (IRB) (19.86%, EQUITY-ACCOUNTED)

IRB Group's project portfolio (including Private and Public InvIT) has 28 road projects that include 17 Build, Operate and Transfer (BOT), 7 Toll-Operate-Transfer (TOT), and 4 Hybrid Annuity Model (HAM) projects.

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Revenue	161	196	-18.0%	307	402	-23.7%
Adjusted EBITDA*	71	81	-12.6%	139	164	-15.6%
Adjusted EBITDA margin*	44.0%	41.3%		45.3%	40.9%	
Adjusted EBIT*	40	54	-25.3%	79	107	-26.4%
Adjusted EBIT margin*	25.1%	27.5%		25.7%	26.7%	

IRB INFRASTRUCTURE TRUST (23.99%, EQUITY-ACCOUNTED)

IRB Infrastructure Trust ("Private InvIT") manages a portfolio of 13 highways across India, 12 fully operational and 1 under tolling and construction.

Tolling of TOT 18 (Chandikhole–Bhadrak NH-16) and Ganga Expressway project commenced on April 1, 2026 and May 17, 2026, respectively.

In September 2026, IRB Infrastructure Trust transferred two BOT highway assets (Solapur Yedeshi Tollway Limited and CG Tollway Limited) to IRB Public InvIT.

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Revenue	150	180	-16.6%	295	382	-22.7%
Adjusted EBITDA*	75	77	-3.2%	152	152	0.2%
Adjusted EBITDA margin*	49.7%	42.8%		51.6%	39.8%	
Adjusted EBIT*	52	56	-6.9%	100	106	-6.4%
Adjusted EBIT margin*	34.5%	30.9%		33.7%	27.9%	

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	744	162	2,776	
Anillo Vial Periférico	34	147	0	35.0%
IRB Private InvIT	710	15	2,776	24.0%

- **Anillo Vial Periférico (Lima, Peru):** a Cintra-led consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion in November 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.
- **IRB Private InvIT (India)**: On December 27, 2024, IRB Private InvIT acquired 80.4% of the Ganga Expressway. When IRB Private InvIT acquires the remaining 19.6% of the Ganga Expressway, Ferrovial's investment in IRB Private InvIT is expected to increase by EUR 15 million.

NEW AWARDS

I-24 SOUTHEAST CHOICE LANES IN TENNESSEE (USA)

In August 2026, the Ferrovial-led consortium was selected to deliver Tennessee's I-24 Southeast Choice Lanes in Nashville and reached commercial close with the Tennessee Department of Transportation in September 2026. The 26-mile project will add choice lanes in both directions along I-24 between Nashville and Murfreesboro. The project comprises a 50-year design, build, finance, operate and maintain concession, with financial close expected no later than July 2027 and first service commencement estimated for 2034.

I-285 EAST EXPRESS LANES IN GEORGIA (USA)

In October 2026, the Ferrovial-led consortium was selected to deliver Phase 1 of the I-285 East Express Lanes in Greater Atlanta (Georgia). Phase 1 includes approximately 21 miles of new express lanes and key connections among I-285, I-85 and SR-400. Additionally, through a separate comprehensive development agreement, GDOT will collaborate exclusively with Top End Mobility Group to advance the delivery of the remaining phases of the I-285 East Express Lanes. Once all phases are complete, the project would provide approximately 37.5 miles of new express lanes in each direction, connecting major business, employment and residential centers across Fulton and DeKalb counties. The project comprises a 50-year design, build, finance, operate and maintain concession, with commercial close expected in December 2026.

D35 HIGHWAY (CZECH REPUBLIC)

In October 2026, the Ferrovial-led consortium was selected by the Czech Ministry of Transport to deliver the D35 Highway PPP project, under a design, build, finance, operate and maintain concession model with availability payments. The project involves the construction of a 35 km, 2x2-lane motorway section of the new D35 between Opatovec and Mohelnice, as well as the operation and maintenance of this section and an additional 17 km adjacent section between Litomyšl and Opatovec, built by third parties. Commercial close is expected in Q4 2026, with financial close expected between Q4 2026 and Q1 2027.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February 2026, Ferrovial-led consortium was shortlisted for bidding on the **I-77 South Express Lanes project.** The project will add 11 miles of Managed Lanes.

  After withdrawing its support in May 2026, the Charlotte City Council and the Charlotte Regional Transportation Planning Organization (CRTPO) reversed their decision in September 2026, reinstating its support for the P3 delivery of the project, allowing the North Carolina Department of Transportation (NCDOT) to resume project development and reopening its community engagement process as planning progresses.
- Ferrovial continues to analyze and promote P3 projects in several states in the U.S.

In addition to these opportunities in the U.S., Ferrovial is active in other geographies where selective investments could be pursued.

5

FERROVIAL 9M 2026 OPERATING RESULTS

Airports

NEW TERMINAL ONE AT JFK (49%, EQUITY-ACCOUNTED) – USA

As of September 30, 2026, Ferrovial has contributed USD 1,142 million, the total equity committed to the New Terminal One (NTO) project at New York's John F. Kennedy International Airport. In May 2026, a USD 74 million injection took place, the last one scheduled.

Following the missed target date for Phase A DBO milestone on June 1, 2026, by the contractor (hereinafter TCC), NTO continued implementing its completion remedial plan, targeting Phase A operational completion on March 31, 2027. The Port Authority reviewed the plan and requested enhanced monitoring and governance measures, while NTO, TCC and the Port Authority continued to advance schedule recovery and operational readiness activities. This deadline is subject to, among other factors, contractor fulfillment of the remediation plan submitted to the Authority.

JFK NTO project activities continue transitioning from major construction works into testing, commissioning, certification, systems integration, tenant activation, and operational readiness. Key milestones achieved during the period included substantial completion of CBP facilities and roadway works, completion of all Basic Trial A ORAT (Operational Readiness and Airport Transfer) exercises involving 15 airlines, and significant progress in baggage handling system commissioning and life-safety testing.

A further set of more comprehensive, end-to-end operational trials and advanced readiness exercises is planned for the final months of 2026 and early 2027.

As of the date of publication of this report, NTO has reached 32 agreements with airlines, including contracts executed with 24 airlines and 8 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with several leading international carriers.

International traffic at JFK airport affected by geopolitical developments and FAA measures to manage NY airspace capacity constraints related to air traffic controller staffing.

At its September 24, 2026 meeting, the Port Authority's Board of Commissioners approved the extension to the Phase B1 and B2 construction milestones due to the aforementioned market conditions. The deadline to issue the notice to the contractor to proceed with construction has been extended to September 2030 for Phase B1 and June 2033 for Phase B2, with DBO required by August 2033 and December 2035, respectively.

In return, NTO will pay the Port Authority additional rent of USD 75 million in total, staged over time: USD 25 million within 30 days after Phase A opening, USD 35 million at Phase B1 notice to proceed, and USD 15 million at Phase B2 notice to proceed.

The dividend lock-up, which restricts distributions to NTO's equity holders, now runs until Phase B2 notice to proceed. Previously it ended at Phase B1 notice to proceed.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	1,042	0	4,563	49%

Credit rating

	Green Bonds 2023	Green Bonds 2024	Green Bonds 2025	Outlook
Moody's	Baa3	Baa3	Baa3	Negative
Fitch	BBB-	BBB-	BBB-	Negative watch
Kroll	BBB-	BBB-	BBB-	Negative

DALAMAN (60%, GLOBALLY CONSOLIDATED) – TURKEY

Traffic: passengers traffic reached 4.5 million in 9M 2026, a -4.0% vs. 9M 2025, mainly due to lower international volumes (-11.5% vs 9M 2025) amid geopolitical challenges in the Middle East, partially offset by strong domestic traffic (+10.7% vs 9M 2025). Traffic trends improved during Q3 2026 (-0.9% vs Q3 2025).

(EUR million)	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.
Traffic (mn passengers)	2.7	2.7	-0.9%	4.5	4.7	-4.0%
Revenue	39	41	-4.8%	64	69	-7.1%
Adjusted EBITDA*	34	35	-4.3%	51	55	-7.7%
Adjusted EBITDA margin*	87.0%	86.5%		79.2%	79.7%	
Adjusted EBIT*	24	24	-4.0%	33	36	-6.9%
Adjusted EBIT margin*	60.5%	59.9%		51.5%	51.4%	

Revenue totaled EUR 64 million in 9M 2026 (-7.1% vs. 9M 2025), while **adjusted EBITDA** reached EUR 51 million in 9M 2026. Results reflected the lower international passenger traffic during the period, although EBITDA trends also improved in Q3 2026 (-4.3% vs Q3 2025).

Dalaman net debt stood at EUR 19 million as of September 30, 2026 (EUR 59 million as of December 31, 2025).

Dalaman airport has become the first airport terminal globally to meet 100% of its electricity demand solely through rooftop solar installations.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

6

FERROVIAL 9M 2026 OPERATING RESULTS

Construction

Revenue	**EUR 5,832 million**	**+9.1%**	**LfL growth***
Adjusted EBIT*	**EUR 239 million**	**4.1%**	**Adjusted EBIT* margin**

Revenue increased by +9.1% LfL vs. 9M 2025, with significant growth seen in North America (+19%). North America contributed 39% to revenue, while Poland accounted for 28%.

Adjusted EBIT amounted to EUR 239 million, with the adjusted EBIT margin improving to 4.1%, from 3.7% reported in 9M 2025, supported by improved performance at Webber and Ferrovial Construction, while Budimex continued to deliver strong profitability. Details by subdivision:

- **Budimex**: Revenue increased by +9.0% LfL vs. 9M 2025, mainly due to the strong performance of the Civil Works and Services business. The adjusted EBIT margin in 9M 2026 stood at 6.9%, slightly below the 7.6% in 9M 2025, due to a different portfolio of contracts under execution.
- **Webber:** Revenue increased by +17.0% LfL vs. 9M 2025, largely driven by the execution of Civil Works projects and a stronger presence in East Coast states, underpinned by strong contract awards in recent years. The adjusted EBIT margin stood at 3.6% in 9M 2026, above the 3.0% achieved in 9M 2025, supported by business growth and operational efficiencies across the business.
- **Ferrovial Construction:** Revenue grew by +4.7% LfL vs. 9M 2025, mainly driven by a higher contribution from North America. The adjusted EBIT margin improved to 2.6% in 9M 2026 (vs 1.7% in 9M 2025), driven by better execution in certain geographies including North America, UK and Spain. In addition, profitability in Q3 2026 benefited from lower bidding costs for major projects in the US, following the submission of bids in July.

9M 2026 ORDER BOOK* & LFL CHANGE VS DECEMBER 2025:
(EUR million)


LfL growth*
+14.3%
+7.7%
+0.1%
9,040
4,217
5,737
F. Construction
Budimex
Webber

The **order book*** remained at a record-high level of EUR 18,994 million as of September 2026, representing a +8.2% LfL increase compared with December 2025. The Civil Works segment continued to account for the largest share of the order book (64%), while maintaining a highly selective approach to tender participation. North America accounted for 51% of the order book, followed by Poland with 21%.

The percentage of the construction order book (excluding Budimex) from projects with Ferrovial reached 4% in September 2026, in line with December 2025.

As of September 2026, the order book figure does not include pre-awarded contracts or contracts pending commercial or financial close, amounting to approximately EUR 8,745 million. These primarily include the I-24 Choice Lanes project in the U.S. (EUR 6,725 million), the Anillo Vial Periferico project in Peru (EUR 700 million), and several Budimex contracts (EUR 1,320 million).

P&L DETAILS (EUR million)

CONSTRUCTION	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Revenue	2,132	1,967	8.4%	5,832	5,420	7.6%	9.1%
Adjusted EBITDA*	160	120	33.3%	383	311	23.1%	23.9%
Adjusted EBITDA margin*	7.5%	6.1%		6.6%	5.7%		
Adjusted EBIT*	109	83	31.3%	239	202	18.5%	18.7%
Adjusted EBIT margin*	5.1%	4.2%		4.1%	3.7%		
Order book*/**				18,994	17,438	8.9%	8.2%

BUDIMEX	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Revenue	650	581	12.0%	1,654	1,528	8.3%	9.0%
Adjusted EBITDA*	58	58	0.7%	154	147	4.7%	5.5%
Adjusted EBITDA margin*	9.0%	10.0%		9.3%	9.6%		
Adjusted EBIT*	45	47	-5.0%	114	116	-1.9%	-1.1%
Adjusted EBIT margin*	6.8%	8.1%		6.9%	7.6%		
Order book*/**				4,217	4,048	4.2%	7.7%

WEBBER	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Revenue	558	524	6.4%	1,606	1,423	12.9%	17.0%
Adjusted EBITDA*	38	33	17.6%	107	83	29.1%	33.3%
Adjusted EBITDA margin*	6.9%	6.2%		6.6%	5.8%		
Adjusted EBIT*	22	18	17.2%	58	43	34.4%	38.4%
Adjusted EBIT margin*	3.9%	3.5%		3.6%	3.0%		
Order book*/**				5,737	5,556	3.3%	0.1%

F. CONSTRUCTION	Q3 26	Q3 25	VAR.	9M 26	9M 25	VAR.	LfL growth*
Revenue	924	862	7.2%	2,571	2,469	4.1%	4.7%
Adjusted EBITDA*	64	30	114.0%	122	81	50.1%	47.4%
Adjusted EBITDA margin*	6.9%	3.5%		4.7%	3.3%		
Adjusted EBIT*	42	17	143.4%	68	43	58.2%	51.5%
Adjusted EBIT margin*	4.6%	2.0%		2.6%	1.7%		
Order book*/**				9,040	7,834	15.4%	14.3%

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*
***Order book vs. December 2025.*

7

FERROVIAL 9M 2026 OPERATING RESULTS

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	SEP-26	DEC-25
Cash and cash equivalents from ex-infrastructure project companies	-4,038	-4,070
Short and long-term borrowings from ex-infrastructure project companies	2,496	2,810
Other from ex-infrastructure project companies**	-118	-81
Consolidated Net Debt of ex-infrastructure project companies*	**-1,660**	**-1,341**
Cash and cash equivalents from infrastructure project companies	-283	-201
Short and long-term borrowings from infrastructure project companies	8,148	7,617
Other from infrastructure project companies***	-276	-183
Consolidated Net Debt of infrastructure project companies*	**7,590**	**7,234**
Consolidated Net Debt*	**5,929**	**5,893**

CONSOLIDATED BORROWINGS

SEP-26 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,496	8,148	10,645
% fixed	99.3%	97.1%	97.6%
% variable	0.7%	2.9%	2.4%
Average rate	2.6%	4.5%	4.1%
Average maturity (years)	4	17	14

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -4,038 million**
Borrowings and other	**EUR 2,378 million**
Consolidated Net Debt ex-infrastructure project companies*	**EUR -1,660 million**

LIQUIDITY*

(EUR million)	SEP-26
Cash and cash equivalents	4,038
Undrawn credit lines	1,022
Other	11
Total Liquidity ex-infrastructure projects	**5,071**

DEBT MATURITIES (EUR million)

2026*	2027	2028	> 2029
48	60	500	1,911

(*) In 2026, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at September 30, 2026, had a carrying amount of EUR 42 million (2.5304% average rate) and maturing in 2026.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

***Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Other from infrastructure project companies includes non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

8

FERROVIAL 9M 2026 OPERATING RESULTS

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR MILLION)*/**


CASH FLOWS EUR -32 M
OPERATING (EUR +1,067 M)
INVESTING (EUR -50 M)
FINANCING (EUR -1,049 M)
604
591
(71)
(56)
(231)
85
96
(461)
(612)
23
4,070
CASH
4,038
CASH
DEBT & OTHERS
2,729
DEBT & OTHERS
2,378
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Cash dividend and treasury share purchases
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR -351 M
NET DEBT EUR -1,341
FY 2025
NET DEBT EUR -1,660M
9M 2026

(**) Due to rounding, numbers may not add up precisely.
Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -655 million in December 2025 and EUR -450 million in September 2026.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,038 million in September 2026 vs. EUR 4,070 million in December 2025. The main drivers of this change were:

- **Dividends from projects** totaled EUR 604 million, of this amount EUR 545 million came from Highways including EUR 315 million from 407 ETR, EUR 159 million from DFW Managed Lanes, EUR 38 million from I-66 and EUR 11 million from I-77.
- **Construction operating cash flow (ex-tax payments, ex-dividend)** reached EUR 591 million, underpinned by strong operating performance and further enhanced by pre-payments and compensations received in the US and Canada.
- **Tax payments** reached EUR -56 million, including EUR -35 million of corporate income tax in Budimex.
- **Investments** totaled EUR -231 million, mainly due to the last equity injection scheduled in NTO (EUR -63 million), Energy (EUR -75 million, of which Leon County solar plant project in Texas accounts for EUR -42 million) and Construction (EUR -71 million).
- **Interest received and other investing activities cash flow** amounted to EUR 85 million, mainly related to cash remuneration.
- **Divestments** reached EUR 96 million, largely driven by Silvertown Tunnel in the UK (EUR 40 million), Transchile Charrúa Transmisión in Chile (EUR 38 million) and divestments related to the Services business (EUR 11 million).
- **Cash dividend and treasury share purchases** amounted to EUR -461 million, including EUR -98 million from the cash dividend and EUR -363 million corresponding to share repurchases made under the repurchase buyback program announced in December 2025.
- **Other cash flows from (used in) financing activities** amounted to EUR -612 million, including the corporate bond repayment in May (EUR 780 million) which offset the bond issuance in March (EUR 500 million), together with dividends to minorities (EUR -98 million), financial leases (EUR -94 million) and interest payments (EUR -62 million).
- **Effect of exchange rate on Cash & Cash equivalents** was EUR 23 million.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

9

Appendix I – Scrip dividend, share buy-back and cancellation of shares SCRIP DIVIDENDS First scrip dividend On May 7, 2026 Ferrovial announced an interim scrip dividend of EUR 400 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial also announced on (i) May 15, 2026, that the interim scrip dividend per share in the share capital of Ferrovial amounted to EUR 0.5578; (ii) June 11, 2026, that the ratio for the interim scrip dividend was one (1) new Ferrovial share for every 103.5826 existing Ferrovial shares (the “Ratio”). Accordingly, pursuant to the Ratio, Ferrovial delivered 5,230,564 Ferrovial shares from treasury in the scrip dividend, which did not result in a change of Ferrovial's total issued share capital. Second scrip dividend On October 27, 2026, Ferrovial announced a second interim scrip dividend for 2026 of EUR 600 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. On November 3, 2026, Ferrovial is expected to announce the dividend amount per share in the share capital of Ferrovial. On December 3, 2026, Ferrovial is expected to announce the ratio and the number of Ferrovial shares to be delivered for the second interim scrip dividend. Ferrovial will calculate the ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. SHARE BUY-BACK December 2025-March 2027 share buy-back program On December 12, 2025, Ferrovial announced a share buy-back program with the following key terms: • Purpose: to repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives Ferrovial intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposition of treasury shares. • Maximum investment: EUR 800 million. In no case may the number of shares to be acquired exceed 15 million Ferrovial shares, representing approximately 2.04% of Ferrovial’s issued share capital as of the date of the announcement. • Duration: for the period from 15 December 2025 up to 15 October 2026 (both dates included), without prejudice to Ferrovial’s ability to extend the program’s duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial also reserves the right to terminate the share buy-back program, in accordance with applicable law, if, prior to its term, it has reached the maximum investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. On September 14, 2026, Ferrovial announced it resolved to extend the duration of this repurchase program until 3 March 2027 inclusive, with all other terms of the share buy-back program as set out in the announcement of 12 December 2025 remaining unchanged. As of September 30, 2026, 6,870,574 shares were repurchased under this program for a total of EUR 391 million since it commenced on December 15, 2025. CANCELLATION OF ORDINARY SHARES On March 11, 2026, Ferrovial announced that the cancellation of 4,200,000 treasury shares repurchased under its June-December 2025 share buy-back program had become effective. Appendix II – Shareholder Structure This information is based on Ferrovial’s substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of September 30, 2026: 21.87% 10.03% 8.66% 4.64% 54.80% R. del Pino Calvo-Sotelo TCI Fund Management Ltd M. del Pino y Calvo-Sotelo BlackRock Free Float FERROVIAL 9M 2026 OPERATING RESULTS 10

FERROVIAL 9M 2026 OPERATING RESULTS

Appendix III – Highways details by asset

HIGHWAYS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT*	
Global consolidation	9M 26	9M 25	VAR.	9M 26	9M 25	VAR.	9M 26	9M 25	VAR.	9M 26	9M 25	9M 26	SHARE
NTE	27	28	-2.2%	233	211	10.7%	198	183	8.3%	85.0%	86.9%	1,379	63.0%
LBJ	36	35	3.9%	182	162	12.1%	152	136	11.7%	83.6%	83.9%	1,761	54.6%
NTE 35W	39	39	-0.2%	267	239	11.6%	216	195	11.0%	81.0%	81.5%	1,417	53.7%
I-77	30	31	-5.2%	88	86	1.6%	49	54	-9.5%	55.6%	62.4%	394	72.2%
I-66	27	26	7.0%	228	201	13.5%	185	162	13.9%	81.1%	80.8%	1,490	55.7%
TOTAL USA				**998**	**899**	**11.0%**	**800**	**730**	**9.6%**			**6,441**	
Autema**	19,787	19,009	4.1%	62	59	6.1%	55	53	5.5%	88.9%	89.4%	513	76.3%
Aravia**	43,338	41,720	3.9%	35	39	-8.7%	29	33	-11.4%	82.3%	84.8%	-4	100.0%
TOTAL SPAIN				**98**	**97**	**0.2%**	**85**	**85**	**-1.0%**			**509**	
Via Livre				7	7	4.1%	2	1	105.9%	28.3%	14.3%	-7	84.0%
TOTAL PORTUGAL				**7**	**7**	**4.1%**	**2**	**1**	**105.9%**			**-7**	
TOTAL HEADQUARTERS AND OTHER* **				**31**	**17**	**76.2%**	**-71**	**-66**	**-7.5%**			**15**	
TOTAL HIGHWAYS				**1,134**	**1,021**	**11.0%**	**816**	**751**	**8.7%**	**72.0%**	**73.5%**	**6,958**	

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*
***Traffic in ADT (Average Daily Traffic)*
****Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move*

HIGHWAYS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC			REVENUE			EBITDA			EBITDA MARGIN		NET DEBT	
Equity accounted	9M 26	9M 25	VAR.	9M 26	9M 25	VAR.	9M 26	9M 25	VAR.	9M 26	9M 25	9M 26	SHARE
407 ETR (VKT million)	2,067	2,102	-1.7%	1,113	966	15.2%	965	820	17.6%	86.7 %	84.9 %	6,737	48.3%
Silvertown Tunnel**				16	47	-64.6%	14	42	-66.2%	86.0 %	90.0 %	0	22.5%
Ruta del Cacao				102	102	0.0%	87	87	-0.3%	85.6 %	85.9 %	326	30.0%
EMESA***				0	143	n.s.	0	80	n.s.	n.s.	56.1 %	11	50.0%
IRB****				307	402	-23.7%	139	164	-15.6%	45.3 %	40.9 %	987	19.9%
IRB Private InvIT****				295	382	-22.7%	152	152	0.2%	51.6 %	39.8 %	2,776	24.0%
Toowoomba				19	18	6.1%	5	4	13.4%	24.1 %	22.6 %	196	40.0%
OSARs				5	4	16.4%	4	4	3.7%	76.4 %	85.8 %	185	50.0%
Zero ByPass (Bratislava)				26	27	-3.2%	22	22	-0.1%	83.5 %	80.9 %	735	35.0%

***In April 2026, Ferrovial completed the disposal of its entire interest in Cintra Silvertown Limited to Umbrella Roads B.V., a company within Interogo Group, following the execution of a Sale and Purchase Agreement dated March 27, 2026.*
**** In December 2025, Madrid City Council acquired the 20% stake in Calle 30 previously held by EMESA (Ferrovial holds a 50% stake in EMESA).*
***** Ferrovial's nine months consolidated financial statements only include IRB's and IRB Private InvIT's contribution for the first half of the year (January to June, six months).*

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2026/2025	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2026/2025
GBP	0.8549	-2.0%	0.8633	1.5%
US Dollar	1.1339	-3.4%	1.1610	3.7%
Canadian Dollar	1.6119	0.1%	1.6082	2.8%
Polish Zloty	4.3636	3.4%	4.2707	0.7%
Australian Dollar	1.6313	-7.3%	1.6501	-5.5%
Indian Rupee	108.8496	3.2%	109.0808	12.6%

11

Appendix V – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that Ferrovial refers to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, Ferrovial has considered the following non-IFRS measures: • Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. • Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures and APMs are not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. Ferrovial believes that these measures are metrics commonly used by investors to evaluate our performance and that of our competitors. Ferrovial further believes that the disclosure of these measures is useful to investors, as these measures form the basis on which our executive team and the Board evaluate our performance. By disclosing these measures, Ferrovial believes that Ferrovial creates for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which Ferrovial operates, the financial measures Ferrovial uses may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU- IFRS. 1. Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. Ferrovial reconciles Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2026 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Ferrovial reconciles Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Ferrovial uses Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2026 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred in the previous year, or if it occurred in the year under analysis, considering the same number of months in both periods, to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those of which revenue represents ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. Ferrovial uses Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. FERROVIAL 9M 2026 OPERATING RESULTS 12

Additionally, Ferrovial believes that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: Q3 2026 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our revenue which is pending execution corresponding to those contracts of the Construction Business Division which Ferrovial has signed and over which Ferrovial expects to be executed in the future. The Order Book is calculated by adding the contracts of the current year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending financial close, the income from said contract will not be included in the Order Book calculation until said financing is closed. Ferrovial uses the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. Ferrovial believes the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) reverse factoring income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of short and long- term borrowings, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps), minus cash and cash equivalents, other financial items that include our non-current restricted cash, and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to cash and cash equivalents, or any other measure of our financial performance or financial position calculated in accordance with IFRS. Ferrovial further breaks down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, whose debt has no recourse to the parent company, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. Ferrovial also discusses the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that Ferrovial considers part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2026 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents held by our ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. Ferrovial uses Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table presents the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2026 Alternative Performance Measures). FERROVIAL 9M 2026 OPERATING RESULTS 13